CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2021 BUDGET
CALGARY, ALBERTA – DECEMBER 9, 2020 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Tim McKay, commented “Canadian Natural is a unique, sustainable and robust company, proven by its ability to generate sustainable free cash flow through the commodity price cycle, setting us apart from our peers. Our balanced, diverse and high quality assets, of which the majority are long life no decline Synthetic Crude Oil reserves with low reservoir risk and low capital requirements, provide us the opportunity to sustain or grow production. Our effective and efficient operations, culture of continuous improvement, disciplined capital allocation and strong balance sheet position the Company for success, allowing us to continue to innovate through technology to lower costs and reduce our environmental footprint.
The Company has been nimble in the past to changing market conditions and can quickly adjust our targeted capital expenditure levels or reallocate capital to our highest returning assets. Our 2021 plan will be no different, targeting capital of approximately $3.2 billion, delivering targeted production of approximately 1,225,000 BOE/d, with disciplined growth of approximately 62,000 BOE/d from forecasted 2020 levels. Safe, reliable, low cost operations continue to be a focus for the Company as we target to capture synergies, increase margins and maximize value for our shareholders in 2021 and beyond."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued “In 2021, our capital program will be prudent and disciplined. Our commitment to maintain our robust financial position is supported by effective and efficient operations, significant adjusted funds flow generation and ample liquidity. Free cash flow, at US$45 WTI is targeted to be strong in 2021, between $2.0 billion - $2.5 billion after dividend requirements, with continued priority towards further strengthening the Company’s balance sheet. We continue to deliver value to our shareholders and have proven throughout 2020 that our dividend is sustainable, with a 20 year track record of dividend growth. Our sustainable and growing returns are underpinned by our low cost structure, industry leading break-even of WTI US$30-31 per barrel and our financial strength, affording us the ability to deliver on our plan and continue to drive long-term shareholder value."
Tim McKay continued “Canadian Natural is delivering leading environmental performance. Our long life, low decline assets are advantaged as we can leverage technology, innovation and continuous improvement to deliver ever improving environmental performance. Some of the highlights achieved to date include corporate GHG emissions intensity decreasing by 16% from 2015 to 2019 and the Company reduced its GHG emissions intensity in its Oil Sands Mining and Upgrading and thermal in situ segments by 36% from 2016 to 2019. In our North American E&P segment we reduced methane emissions by 15% from 2016 to 2019.
Canadian Natural is also committed to progressively reclaim land and return sites to their natural state. Canadian Natural’s reclamation team at the Athabasca Oil Sands Project placed the one millionth reclamation tree in the ground in Q3/20. This milestone follows the one millionth tree being planted at Horizon Oil Sands in Q3/18. To date, the Oil Sands Mining and Upgrading segment has planted over 2.3 million trees and reclaimed over 1,600 hectares of land. In the Company’s North America E&P segment, Canadian Natural has reclaimed more than 7,600 hectares of land since 2015, planted over 2 million trees and abandoned over 5,000 wells, reducing our environmental footprint.”

HIGHLIGHTS OF THE 2021 BUDGET
•The Company’s large, balanced and diverse asset base is complemented by an extensive network of owned and operated infrastructure and is supported by a deep inventory of long life low decline assets as well as conventional and unconventional assets. The Company’s focus on effective and efficient operations and cost control provides high return on capital projects that deliver industry leading free cash flow.
•Canadian Natural’s 2021 capital budget is disciplined, targeted at approximately $3.205 billion, of which $1.345 billion is allocated to conventional and unconventional assets and $1.860 billion is allocated to long life low decline assets.
•Production in 2021 is targeted between 1,190,000 BOE/d and 1,260,000 BOE/d, an increase of approximately 5% from 2020 forecasted levels.
◦Product mix is approximately 48% high value Synthetic Crude Oil ("SCO") and light crude oil and NGLs, approximately 30% heavy crude oil and approximately 22% natural gas.
•Liquids production, including crude oil, SCO and NGLs, is targeted to grow approximately 4% from targeted 2020 levels, ranging from 920,000 bbl/d to 980,000 bbl/d. Long life low decline production is targeted to be approximately 81% of total liquids production.
▪Natural gas production is targeted between 1,620 MMcf/d to 1,680 MMcf/d, representing growth of approximately 11% from targeted 2020 levels, as capital investment within the Company’s natural gas portfolio is targeted to increase in 2021. Canadian Natural targets to capture additional value from improving natural gas strip pricing as a result of the Company’s ability to be nimble and flexible with capital allocation decisions within the Company’s large, balanced and diversified asset base.
PRODUCTION AND CAPITAL EXPENDITURES
Canadian Natural's strategy of maintaining a large, diverse portfolio of assets enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Daily Production Volumes (before royalties)	2020 Forecast	2021 Budget
Natural gas (MMcf/d)	1,481	1,620 - 1,680
Crude oil, SCO and NGLs (Mbbl/d)	916	920 - 980
Total MBOE/d	1,163	1,190 - 1,260

Capital Expenditures (C$ millions)	2020 Forecast(1)	2021 Budget
Total Capital Expenditures	$2,700	$3,205
(1) 2020 forecast excludes net acquisition costs.
Details of the Canadian Natural’s leading ESG performance can be found in the Company’s 2019 Stewardship Report to Stakeholders on the Company's website at www.cnrl.com.

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ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout the Company's Management’s Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), Primrose thermal oil projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, and the development and deployment of technology and technological innovations also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries ("OPEC") and non-OPEC countries) which may impact, among other things, demand and supply for and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGL prices including due to actions of OPEC and non-OPEC countries taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement

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obligations; the adequacy of the Company’s provision for taxes; the continued availability of the Canada Emergency Wage Subsidy ("CEWS") or other subsidies; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding non-GAAP Financial Measures
This press release includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow (previously referred to as funds flow from operations) and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, cash flows from operating activities, and cash flows used in investing activities, as determined in accordance with IFRS, as an indication of the Company's performance.
Adjusted net earnings (loss) from operations is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for the after-tax effects of certain items of a non- operational nature. The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. The reconciliation “Adjusted Net Earnings (Loss) from Operations, as Reconciled to Net Earnings (Loss)" is presented in the Company’s MD&A.
Adjusted funds flow (previously referred to as funds flow from operations) is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities” is presented in the Company’s MD&A.
Net capital expenditures is a non-GAAP measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business acquisitions and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation “Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities” is presented in the Net Capital Expenditures section of the Company’s MD&A.
Free cash flow is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.

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Special Note Regarding Currency, Financial Information and Production
This presentation should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2019. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 and the Company's MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference.

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CONFERENCE CALL
A conference call and webcast will include a presentation to be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Wednesday, December 9, 2020. The North American conference call number is 1-866-521-4909 and the international conference call number is 001-647-427-2311.
Note: The presentation will be available for download on the home page of our website 30 minutes prior to the call.
The conference call and presentation will be broadcast live and may be accessed on the home page our website at www.cnrl.com.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Wednesday, December 23, 2020. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 5899757.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

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